EXHIBIT 99.2

                      BANCO DE GALICIA Y BUENOS AIRES S.A.

                                                Buenos Aires, September 12, 2007

Comision Nacional de Valores (National Securities Commission)

BY HAND

                                  Ref.: Program for the issuance and re-issuance of Ordinary Negotiable Obligations for up to US$2,000,000,000 -Partial Cancellation.

Dear Sirs,

     In my capacity as attorney in fact for Banco de Galicia y Buenos Aires Sociedad Anonima (the "Bank"), I am writing in order to inform you that, on the date hereof, the Bank has decided to repay the Negotiable Obligations detailed below and to cancel the public offering thereof, these Negotiable Obligations were acquired through purchases which were made under market conditions:

     * Negotiable Obligations due in 2014 (Class "A"): for a face value of US$ 40,292,605 (forty million two hundred and ninety two thousand six hundred and five US Dollars).

     After effecting this repayment, the principal amount of the outstanding Negotiable Obligations due in 2014 (Class "A") will have a face value of US$ 322,309,177 (three hundred and twenty two million three hundred and nine thousand one hundred and seventy seven US Dollars).

     Consequently, we request that you give effect to the partial cancellation of the public offering for US$ 40,292,605 of Negotiable Obligations due in 2014 (Class "A").

                    Yours faithfully,

                             PATRICIA MABEL LASTIRY
                                Attorney in fact